

June 11, 2012

<u>Via E-mail</u>
William R. Hunt, Jr.
Interim Chief Financial Officer
Network 1 Financial Group, Inc.
2 Bridge Avenue, 4th Floor
Red Bank, NJ 07701

> **Re: Network 1 Financial Group, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 13, 2011**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended June 30, 2011**
> **Filed October 21, 2011**
> **Forms 10-Q for Fiscal Quarters Ended**
> **September 30, 2011, December 31, 2011 and March 31, 2012**
> **Filed November 22, 2011, February 21, 2012 and May 17, 2012**
> **File No. 001-14753**

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5</u>

<u>Results of Operations, page 6</u>

1. Please expand your disclosure of your results of operations to provide additional detail about the source of your revenue. For example, we note that you disclose that investment

banking fees and investment advisory consulting fees decreased, and that commission income and trading profits increased. Please separately quantify revenue from those operations.

Liquidity and Capital Resources, page 6

2. We note your statement that you believe you will need capital investment in order to meet your liquidity requirements, including debt service. Please disclose your annual debt service requirements.

Item 8. Financial Statements and Supplementary Data, page 9

Notes to Consolidated Financial Statements, page F-6

Note 6 – Related Party Transactions, page F-14

3. Please revise your disclosure to explain why the total of the amounts due from the various affiliated companies disclosed in this note is different that the amount reflected in the line item "Due from Affiliates" on your balance sheet. Please also disclose the terms of the notes (i.e. interest rate, maturity, payment due dates, etc.). Refer to ASC 850-10-50-1(b).

Note 16 – Stockholder's Equity, page F-18

4. Based on your disclosure on page F-18 it appears that you valued the 6.2 million shares issued on January 4, 2011 at $0.04 per share despite the fact that your stock price was $0.10 per share at that time. Please tell us and revise your future filings to disclose the following related to your January 4, 2011 stock issuance as well as any other stock issued for services or stock grants to directors and employees:

- Disclose the method of estimating the fair value of the issuance of shares, either for services or to officers and directors. Refer to ASC 718-10-50-1.
- If you did not use the most recent market price of your stock to determine the value of the grants, please clearly explain why in your disclosure.
- If you did not use the most recent market price of your stock to determine the value of the grants on the grant date, please tell us how you considered ASC 718-10-55-10 when determining that was not the best representation of the fair value of the grants

Note 17 – Commitments and Contingencies, page F-19

5. We note your disclosure that the outcome of legal proceedings in the ordinary course of business is not predictable with assurance. This appears somewhat different than the requirements in ASC 450-20-25-2 that a contingency be recognized when it is probable that a liability has been incurred and that it can be reasonably estimated. It also appears

somewhat different that the requirement in ASC 450-20-50-3 to disclose a contingency if there is a reasonable possibility that a loss or an additional loss in excess of amounts already recorded in the financial statements has been incurred if the criteria in ASC 450-20-25-2 are not met or if there is an exposure in excess of the amounts accrued. Please revise your future filings to provide the disclosures in ASC 450-20-50-1 or ASC 450-20-50-4, as applicable.

Item 10. Directors, Executive Officers and Corporate Governance, page 12

6. Please expand your disclosure to provide for each of your directors the information required by Item 401(e)(1) regarding the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of your company.

Item 11. Executive Compensation, page 15

7. Please confirm that in future filings where you report stock or options awards you will include a footnote disclosing all assumptions made in the valuation by reference to discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi).

Item 15. Exhibits and Financial Statement Schedules, page 19

8. We note that you clear all transactions through Legent Clearing LLC. Please file your Clearing Agreement with Legent Clearing LLC as an exhibit or, alternatively, provide us with an analysis supporting your conclusion that you are not substantially dependent on this agreement.

Forms 10-Q for the Quarterly Periods Ended September 30, 2011 and December 31, 2011

General

9. We note that you have not included with the above referenced Forms 10-Q the XBRL interactive data required by Item 601(b)(101) of Regulation S-K. Please amend your Forms 10-Q to provide the required XBRL data.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Note 9 – Notes Payable, page F-11

10. You disclose that you issued warrants to a shareholder in connection with your issuance of a non-recourse promissory note with a face value of $100,000. Please revise your future filings to disclose how you determined the fair value of these warrants. Please also tell us why you have not recorded any amounts related to these warrants within

shareholder's equity.

Note 12 – Fair Value of Financial Instruments, page F-12

11. We note your disclosure on page F-7 that the carrying amounts reported in the statement of financial position approximate their fair values because of their short maturities. We also note that you entered into a long term debt agreement with a shareholder during 2012 as disclosed on page F-11, which does not appear to have a short-term maturity. Therefore, please revise your future filings to provide the information required by ASC 825-10-50-10 and ASC 820-10-50-2E for your financial instruments for which is practicable to estimate fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey at (202) 551-3303 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director